Exhibit (d)(45)

WAIVER

This Waiver (this “Waiver”) is executed as of June 21, 2007, by Renova Media Enterprises Ltd. (“Parent”), Galaxy Merger Sub Corporation (“Merger Sub”) and Moscow CableCom Corp. (the “Company”) pursuant to Section 10.3 of that certain Agreement and Plan of Merger by and among Parent, Merger Sub and the Company dated as of February 21, 2007 (the “Agreement”). Capitalized terms used in this Waiver, unless specifically defined herein, shall have the meanings assigned them in the Agreement.

RECITALS

A. Section 7.3(d) of the Agreement obligates the Company to select one or more Record Dates for the delivery of written consents as Parent shall determine after consultation with the Company, with the stated intention that any Record Date selected would be intended to facilitate the delivery of the Written Consent as soon as reasonably practicable following the 20th SEC Business Day from the date on which the definitive Company Information Statement is first mailed to the Company’s stockholders and filed as an amendment to the Schedule 13e-3.

B. Section 8.1(a) of the Agreement provides, in part, that the respective obligation of each of the Company, Parent and Merger Sub to effect the Merger is subject to at least 20 SEC Business Days elapsing from the date on which the definitive Company Information Statement is first mailed to the Company’s stockholders and filed as an amendment to the Schedule 13e-3.

WAIVERS

1. Each of Parent and Merger Sub hereby waives the obligation of the Company referenced in Recital A of this Waiver to the extent necessary to enable the Company to satisfy its obligations under Section 7.3(d) by establishing a Record Date that is determined by Parent (and such Record Date shall be on or prior to July 20, 2007) after consultation with the Company and that permits the delivery of the Written Consent as soon as reasonably practicable following the 20th calendar day from the date on which the definitive Company Information Statement is first mailed to the Company’s stockholders and filed as an amendment to the Schedule 13e-3.

2. Each of the Company, Parent and Merger Sub waives the requirement referenced in Recital B of this Waiver to the extent, but only to the extent, necessary to permit the Closing to occur as soon as practicable following the 20th calendar day following the date on which the definitive Company Information Statement is first mailed to the Company’s stockholders and filed as an amendment to the Schedule 13e-3.

3. Except as waived by this Waiver, the rights and obligations of the parties under the Agreement shall be in full force and effect.

IN WITNESS WHEREOF, this Waiver has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

MOSCOW CABLECOM CORP.

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Chairman

RENOVA MEDIA ENTERPRISES LTD.

By:	/s/ Vladimir Kuznetsov
Name:	Vladimir Kuznetsov
Title:	Chairman of the Supervisory Board

GALAXY MERGER SUB CORPORATION

By:	/s/ Evgenia Loewe
Name:	Evgenia Loewe
Title:	Vice President

[Waiver Signature Page]

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